EXHIBIT 12.1
Mondelēz International, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars, except ratio)

For the Three Months Ended March 31, 2018
Earnings from continuing operations before income taxes	$1,157
Add/(Deduct):
Distributed income from less than 50% owned affiliates	143
Fixed charges	135
Interest capitalized, net of amortization	(1)
Earnings available for fixed charges	$1,434
Fixed charges:
Interest incurred:
Interest expense (1)	$111
Capitalized interest	1
112
Portion of rent expense deemed to represent interest factor	23
Fixed charges	$135
Ratio of earnings to fixed charges	10.6
Notes:

(1)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.